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Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
(in thousands, except ratios)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Excluding interest on deposits
Income before income taxes (1)	$161,152	$50,163	$157,739	$362,229	$372,844
Equity investee income	(10,207)	(3,545)	(3,633)	(6,983)	(5,647)
Equity investee distributions	8,084	2,827	3,914	6,629	4,844
Preferred dividends of consolidated subsidiaries	(3,681)	(3,725)	(3,145)	(3,434)	(3,407)
Fixed charges:
Interest expense (2)	52,036	24,319	62,958	72,416	63,700
Interest within rental expense	13,149	12,286	11,913	10,300	9,644
Preferred dividends of consolidated subsidiaries	3,681	3,725	3,145	3,434	3,407

Total fixed charges	$68,866	$40,330	$78,016	$86,150	$76,751

Total earnings and fixed charges	$224,214	$86,050	$232,891	$444,591	$445,385

Fixed charges, as above	68,866	40,330	$78,016	$86,150	$76,751
Preferred stock dividends	3,008	34,285	3,225	—	—

Fixed charges including preferred stock dividends	$71,874	$74,615	$81,241	$86,150	$76,751

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.12	1.15	2.87	5.16	5.80
Including interest on deposits
Total earnings and fixed charges, as above	$224,214	$86,050	$232,891	$444,591	$445,385
Add: Interest on deposits	49,030	60,429	122,990	214,680	159,024

Total earnings, fixed charges and interest on deposits	$273,244	$146,479	$355,881	$659,271	$604,409

Fixed charges, including preferred stock dividends, as above	$71,874	$74,615	$81,241	$86,150	$76,751
Add: Interest on deposits	49,030	60,429	122,990	214,680	159,024

Total fixed charges including preferred stock dividends and interest on deposits	$120,904	$135,044	$204,231	$300,830	$235,775

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.26	1.08	1.74	2.19	2.56

(1)
Prior period amounts have been reclassified to conform to current period presentation.

(2)
Includes interest expense on uncertain tax positions.

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  Exhibit 12
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements (in thousands, except ratios)